Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2018-10

U.S. Senate passes land exchange between PolyMet, U.S. Forest Service
Exchange consolidates surface and mineral ownership in and around NorthMet ore body

St. Paul, Minn., June 18, 2018 – The U.S. Senate today passed bipartisan legislation for a land exchange between the Forest Service and Poly Met Mining, Inc., a wholly-owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM. Passage of the legislation marks another major milestone in PolyMet’s development of Minnesota’s first copper-nickel-precious metals mine, located near Hoyt Lakes.

The land exchange measure was included as an amendment to the National Defense Authorization Act, which passed on a 85-10 vote in the Senate. Last November the House of Representatives passed the land exchange bill on an overwhelming, bipartisan 309-99 vote.

The Senate amendment was sponsored by Sen. Tina Smith and co-sponsored by fellow Minnesota Sen. Amy Klobuchar. It is nearly identical to the bill authored by Rep. Rick Nolan (D-Minn.), The Superior National Forest Land Exchange Act of 2017, which he introduced in the House last summer and shepherded to passage. His bipartisan bill was co-sponsored by fellow Minnesota Democrat Reps. Collin Peterson and Tim Walz, and Republicans Tom Emmer and Jason Lewis, among others.

In January 2017, the Superior National Forest issued a Record of Decision authorizing the administrative land exchange, determining it was in the best public interest.

“We are very grateful to House and Senate members and leadership who have worked tirelessly to bring this land exchange to closure,” said Jon Cherry, president and CEO. “We also acknowledge with gratitude the strong hand of support shown to this legislation by business and labor groups, community leaders, and local supporters.”

The transfer of approximately 6,650 acres of federal lands to PolyMet consolidates surface land and mineral ownership in and around the NorthMet ore body, near an area historically used for mining and associated infrastructure. Likewise, PolyMet’s transfer of title of four tracts of private land to the Forest Service totaling 6,690 acres further consolidates its land holdings in northeast Minnesota.

With title transfer, PolyMet will have total surface ownership rights of approximately 19,000 contiguous acres (30 square miles) of land including the land at the mine and processing sites, the transportation corridor connecting those sites, and buffer.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final Environmental Impact Statement was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.